Mail Stop 3561

January 11, 2010

Mr. Michael Maes
Managing General Partner
Detonics Small Arms Limited
14508 SE 51st Street
Bellevue, WA 98006

      **Re:**    **Detonics Small Arms Limited**
              **Form 10-K for the Fiscal Year Ended**
              **December 31, 2008**
              **File No. 002-71136**

Dear Mr. Maes:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,


                Brian K Bhandari
                Branch Chief
                Office of Beverages, Apparel and
                Health Care Services